March 16, 2020

Paul Davis
Director
XRAY-TWOLF HoldCo Corporation
3025 Orchard Parkway
San Jose, California 95134

       Re: XRAY-TWOLF HoldCo Corporation
           Registration Statement on Form S-4
           Filed February 18, 2020
           File No. 333-236492

Dear Mr. Davis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 18, 2020

Proxy Statement/Prospectus Cover Page/Letter to Stockholders, page i

1. Please disclose the total number of Xray-Twolf HoldCo Corporation shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.
How does the Xperi board of directors recommend that I vote?, page xii

2. Please disclose here that Xperi directors and current and certain former executive officers have financial interests in the mergers that may be different from, or in addition to, those of Xperi stockholders generally. We note your disclosure on page 68.
How does the TiVo board of directors recommend that I vote?, page xvii

3. Please disclose here that TiVos directors and executive officers have financial interests in
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         the mergers that may be different from, or in addition to, those of TiVo stockholders generally. We note your disclosure on page 91.
Interests of Xperi and TiVo Directors and Executive Officers in the Mergers, page 10

4. Please quantify the benefits and financial interests that Xperi and TiVo directors and officers will receive as a result of their interests in the mergers. Please also quantify these amounts in your related risk factor on page 27.
Selected Historical Financial Data of TiVO, page 20

5. We note your disclosure in footnote 2 to the table that the TiVo board planned to separate the Product and IP Licensing businesses into separately traded public companies by April
         2020, and that the separation process will continue after the business combination. We note also the disclosure in Xperi's Annual Report on Form 10-K for the year ended
         December 31, 2019 about the separation. Please revise the proxy statement/prospectus to discuss the current plans regarding the separation, including anticipated timing and any specific risks to the combined company.
Xperi and TiVo will incur significant transaction costs in connection with the mergers., page 27

6. To the extent possible, please disclose the estimated expenses related to the mergers.
TiVo Other Equity Awards, page 116

7. You disclose the conversion of TiVo stock based awards that may be granted prior to the completion of the mergers. Please update your related disclosure as necessary to reflect such additional awards.
Exclusive Forum, page 181

8. Please revise to make your exclusive forum disclosures on pages 181 and 198 consistent with the HoldCo Form of Amended and Restated Bylaws, Section 8.13 of Annex E. Also,
         we note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, such other federal court located within the state of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how
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March 16, 2020
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         you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibits 99.2 and 99.4, page 370

9. We note the statements that these exhibits apply only to the filed registration statement and not to any amendments except with prior written consent. Please provide the basis for the consents not applying to amendments or confirm for us that consents will be filed with each amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNamePaul Davis                                   Sincerely,
Comapany NameXRAY-TWOLF HoldCo Corporation
                                                               Division of
Corporation Finance
March 16, 2020 Page 3                                          Office of
Manufacturing
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